TELESP CELULAR PARTICIPAÇÕES S.A.

Av. Roque Petroni Júnior, 1.464 – Morumbi

04707-000 – São Paulo – SP, Brazil

January 24, 2006

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel, Assistant Director
Albert G. Pappas, Attorney Advisor
Nicholas P. Panos, Special Counsel, OM&A

Re:	Acceleration Request for Telesp Celular Participações S.A.

Registration Statement on Form F-4 (Registration No. 333-130410)

Dear Messrs. Spirgel, Pappas and Panos:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Telesp Celular Participações S.A. hereby respectfully requests that the effective date of Registration Statement on Form F-4, No. 333-130410, filed on December 16, 2005 and amended on January 24, 2006 (the “Registration Statement”), be accelerated so that this Registration Statement may become effective by 1:30 p.m., New York City time, on January 24, 2006, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by telephone call to John C. Ericson of Simpson Thacher & Bartlett LLP at (212) 455-3520.

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/s/ ROBERTO OLIVEIRA DE LIMA
Name:	Roberto Oliveira de Lima
Title:	Chief Executive Officer

By:	/s/ PAULO CESAR PEREIRA TEIXEIRA
Name:	Paulo Cesar Pereira Teixeira
Title:	Executive Vice President for Finance,
Planning and Control